Exhibit 99.1

Company Contacts:	Investor Relations Contacts:
Genetic Technologies Limited	Lippert/Heilshorn & Associates

Dr. Mervyn Jacobson	Kim Sutton Golodetz
Chief Executive Officer	kgolodetz@lhai.com

Tom Howitt	Lisa Lindberg
Chief Financial Officer	llindberg@lhai.com	212-838-3777
tom.howitt@gtg.com.au	Bruce Voss
Phone: +61-3-9415-1135	bvoss@lhai.com	310-691-7100
www.gtg.com.au	www.lhai.com

EXPANSION OF LICENSING PROGRAM IN USA

MELBOURNE, Australia – January 27, 2006 – Genetic Technologies Limited (“GTG”) (NASDAQ NM: GENE; ASX: GTG) is pleased to announce it has appointed the firm of PatentBridge LLC, based in Silicon Valley, California, to help rapidly expand its licensing program in the USA.

This appointment follows the settlement of all past lawsuits which challenged the GTG non-coding patents. As previously reported, GTG has now prevailed in six out of six law suits involving its non-coding patents, and today, there is no party anywhere in the world legally challenging these patents.

Accordingly, GTG is now actively expanding its global licensing program through the recruitment of additional licensing resources and legal support teams – in Australia, in North America, in Europe and in Asia. The appointment of PatentBridge is the first step in this program. GTG intends to make further appointments to expand its licensing program - in USA, Europe and the Asia Pacific region.

About the GTG non-coding patents. The GTG non-coding patents have now issued in all 24 countries in which they were originally filed. GTG seeks to make its patents widely available and has so far issued 29 licenses. Of these, 24 are to commercial entities for a total value of approximately A$53 million. As previously reported, GTG has identified numerous other parties who may benefit from taking a license to the non-coding patents. These parties are now being followed up.

About PatentBridge. PatentBridge is a privately held patent licensing company, specializing in the representation of select patents covering extraordinary scientific and industrial breakthroughs. The founder and CEO of PatentBridge, Mark S. Holmes, is recognized as one of the pre-eminent patent licensing experts in the United States. Mr. Holmes earned his Engineering degree from Brown University and has worked as a registered patent attorney since 1985. Mr. Holmes lectures widely on patent licensing and is the author of the widely-read treatise “Patent Licensing: Strategy, Negotiation and Forms”. Mr. Holmes has also established a track record for helping licensors achieve significant success over the last 20 years.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (DeoxyriboNucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species. Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of global commercial significance.

This announcement may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

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Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987 • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia